Exhibit (13)(c)

VIKING MUTUAL FUNDS

MANAGEMENT FEE WAIVER and EXPENSE REIMBURSEMENT AGREEMENT

AGREEMENT, effective commencing on [•] between Viking Fund Management, LLC (the “Adviser”) and Viking Mutual Funds (the “Trust”) on behalf of the following series of the Trust:  Kansas Municipal Fund, Maine Municipal Fund, Nebraska Municipal Fund, New Hampshire Municipal Fund, and Oklahoma Municipal Fund (each a “Fund” and collectively the “Funds”).

WHEREAS, the Trust currently retains the Adviser to render investment advisory services to the Funds, and the Adviser is willing to furnish such services to the Funds;

NOW THEREFORE, in consideration of the promises and mutual covenants contained in the Investment Advisory Agreement between the parties and herein, it is agreed between the Trust, on behalf of the Funds, and the Adviser that:

1.         The Adviser agrees to waive its management fee and reimburse expenses, other than taxes, brokerage fees, commissions, extraordinary or non-recurring expenses and acquired fund fees and expenses with respect to each Fund through November 29, 2018, so that Net Annual Operating Expenses of each Fund do not exceed 0.98% of average daily net assets for Class A shares and 0.73% of average daily net assets for Class I shares.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of [•].

VIKING MUTUAL FUNDS By: ________________________________ President
VIKING FUND MANAGEMENT, LLC By: ________________________________ President